Exhibit 99.1

Source: Lianhe Sowell International Group Ltd

April 03, 2025 07:00 ET

Lianhe Sowell International Group Ltd Announces Pricing of Initial Public Offering

Shenzhen, China, April 03, 2025 (GLOBE NEWSWIRE) -- Lianhe Sowell International Group Ltd (the “Company”), a provider of machine vision products and solutions applied in a wide range of businesses across industries in China, today announced the pricing of its initial public offering (the “Offering”) of 2,000,000 ordinary shares (the “Ordinary Shares”) at a public offering price of $4.00 per share. The Offering is being conducted on a rm commitment basis. The Company expects to receive aggregate gross proceeds of $8 million, before deducting underwriting discounts and other offering expenses. The Ordinary Shares have been approved for listing on the Nasdaq Capital Market and are expected to commence trading on April 3, 2025, under the ticker symbol “LHSW”. The Offering is expected to close on April 4, 2025, subject to the satisfaction of customary closing conditions. In addition, the Company has granted the underwriter an option (the "Over-Allotment Option") to purchase up to an additional 300,000 Ordinary Shares at the public offering price within 30 days from the closing date of the Offering.

The net proceeds from the Offering will be used for (i) investment in machine vision business, research and development for new products and relevant market expansion; (ii) expansion of the spray painting robot business, including the preliminary installation of production equipment and machineries of an in-house production and assembly line for production of Nine-Axis Linkage Spray Painting Robots; and (iii) general corporate purposes and working capital. R.F. Lafferty & Co., Inc. is acting as sole underwriter for the Offering.

A registration statement on Form F-1 (File No. 333-279303) relating to the Offering, as amended, has been led with the U.S. Securities and Exchange Commission (the “SEC“) and was declared effective by the SEC on March 31, 2025. The Offering is being made only by means of a prospectus. Copies of the prospectus related to the Offering may be obtained, when available, from R. F. Lafferty & Co., Inc. by standard mail to R. F. Lafferty & Co., Inc., 40 Wall Street, 27th Floor, New York, NY 10005, or via email at offerings@r afferty .com or by telephone at +1 (212) 293-9090. In addition, a copy of the prospectus relating to the Offering, when available, can also be obtained via the SEC’s website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has led or will le with the SEC for more information about the Company and the Offering. This press release has been prepared for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or quali cation under the securities laws of any such state or jurisdiction.

About Lianhe Sowell International Group Ltd

Lianhe Sowell International Group Ltd (Nasdaq: LHSW) provides industrial vision and industrial robotics solutions. With expertise in the eld of machine vision and intelligent equipment, the Company specializes in smart transportation, industrial automation, arti cial intelligence, and machine vision. Committed to offering comprehensive intelligent solutions to customers worldwide, the Company continuously advances the intelligent transformation of various industries through technological innovation.

For more information, please visit: http://www.sowellrobot.com/

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company's statements regarding the expected trading of its Ordinary Shares on the Nasdaq Capital Market and the closing of the Offering. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement led with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company's lings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to re ect events or circumstances that arise after the date hereof.

For more information, please contact:

Underwriter

R. F. Lafferty & Co., Inc.

40 Wall Street, 27th Floor

New York, NY 10005

(212) 293-9090

offerings@r afferty.com

Investor Relations

WFS Investor Relations Inc.

Janice Wang

Email: services@wealthfsllc.com

Phone: +86 13811768599

+1 628 283 9214